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January 25, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

Room 5507, Mail Stop 5-5

Re: Fidelity Commonwealth Trust (the "Trust")

Fidelity NASDAQ Composite Index Fund
Fidelity NASDAQ Composite Index Tracking Stock (the "Funds")

File Nos. 002-52322 and 811-02546

Post-Effective Amendment No. 109

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity NASDAQ Composite Index Fund and Fidelity NASDAQ Composite Index Tracking Stock. The Funds' English prospectuses have been fairly and accurately translated into Spanish, and are available upon request.

Very truly yours,

* /s/ Scott C. Goebel

Scott C. Goebel
Secretary

* /s/ Anthony H. Zacharski
Anthony H. Zacharski, as attorney-in-fact pursuant to a power of attorney dated May 31, 2008.